December 10, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RE:	Your letter dated December 10, 2008, questions on Form 10-KSB for the fiscal year ended December 31, 2007

Dear Mr. Larry Spirgel

In response to your letter dated December 10, 2008 concerning the above filing, here are our responses to your questions in the order as per your letter.

FORM 10-KSB for the year ended December 31, 2007

Revenue Recognition, page 33

1

Significant customization occurs infrequently. There was no revenue recorded for these transactions for the year ended December 31, 2007. If such transactions did occur, revenue would be recognized when delivery to the customer had occurred.

2	Revenue from the sale of equipment and other deliverables in an arrangement, such as installation and service, are recognized when the installation has been completed.

10. Capital Stock, page 39

3

The Company accounted for the issuance of 1,677,550 units at a price of US$0.16 per unit by recording $1,678 to Capital stock and $306,807 to Additional paid-in capital. The issue price of the Company’s units was not greater than the Company’s stock price indicating that the warrants had no residual far value attributable to them. Regardless, any value attributable to warrants would be included in additional paid- in capital with no net effect.

4	On August 2, 2007, the Company granted 327,500 stock options with a 5 year term, expiring on August 1, 2012, and vesting immediately.

I hope these responses answer your questions. If you have additional comments, please contact me at 604-327-9446, or fax me at 604-327-9446.

Sincerely,

/s/ Stephen Pineau
Stephen Pineau, Principal Executive Officer, Principal Financial Officer